March 18, 2021

Ken Ellington

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MSS Series Trust

File Nos. 333-135714 and 811-21927

Dear Mr. Ellington:

On February 19, 2021, you provided oral comments with respect to the Annual Report to Shareholders for Footprints Discover Value Fund (the “Fund”), a series of MSS Series Trust (the “Registrant”) for the period ended November 30, 2020.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.  In future filings, please add a footnote to the Fund’s financial highlights stating that sales loads are not reflected in the Fund’s total return in accordance with instruction 3b of item 13 of form N-1A.

Response.  The Registration will add the requested footnote to the Fund’s financial highlights in all future filings as applicable.

2.

Comment.  The staff noted the disclosure of shareholder concentration in the Fund per review of the notes to financial statements. Please explain how large shareholder/shareholder concentration risk is addressed in the Fund’s summary and statutory prospectus.

Response. The Registrant will add the following risk the Fund’s summary and statutory prospectus as part of its next annual registration statement update:

Shareholder Concentration Risk: When a small number of shareholders account for a disproportionate share of the Fund’s assets, the Fund could be vulnerable to a very large redemption request from a significant shareholder who wants to redeem. Such redemption may increase the expense ratio of the Fund. The decision-making process may also be controlled by a limited number of shareholders which may be biased in favor of said small group.

3.

Comment.  If appears that the trust’s fidelity bond expired on September 22, 2020 and form 40-17G has not been filed as of today’s date with the new bond. Please confirm that the trust has fidelity bond coverage and file the form 40-17G as soon as possible.

Response. The Registrant confirms that the Trust has sufficient fidelity bond coverage and filed the required 40-17G filing on February 22, 2021.

4.

Comment.  The notes to the Fund’s financial statements included in the N-CSR filed on February 5, 2021, were marked as (unaudited), please file an amendment to the N-CSR filing showing that the financial statements are not marked as (unaudited). See item 27b1 of form N-1A.

Response. The Registrant made the requested amended N-CSR filing to show the Fund’s financial statements not marked as (unaudited) on February 19, 2021.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter

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